SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        --------------------------------

                                    FORM 11-K

                        --------------------------------

(Mark One)

(x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 2007

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from __________ to
     __________

                          Commission File No. 001-13577

     A. Full title and address of the plan, if different from that of the issuer named below:

                         PREMIERE GLOBAL SERVICES, INC.
                                   401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         PREMIERE GLOBAL SERVICES, INC.
                            3280 Peachtree Road, N.W.
                        The Terminus Building, Suite 1000
                             Atlanta, Georgia 30305

                                TABLE OF CONTENTS

FINANCIALS                                                                  Page
                                                                            ----
   Report of Independent Registered Public Accounting Firm ................    2

   Financial Statements

      Statement of Net Assets Available for Plan Benefits
      December 31, 2007 and 2006 ..........................................    3

      Statement of Changes in Net Assets Available for Plan Benefits
      For the Year Ended December 31, 2007 ................................    4

   Notes to Financial Statements ..........................................    5

SUPPLEMENTAL SCHEDULE

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
      December 31, 2007 ...................................................   12

SIGNATURES ................................................................   13

EXHIBITS

   Exhibit Index ..........................................................   14

                              REQUIRED INFORMATION

The following financial statements and supplemental schedule, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     Premiere Global Services, Inc. 401(k) Plan Financial Statements and Supplemental Schedule as of December 31, 2007 and 2006, together with the Report of Independent Registered Public Accounting Firm.

         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the Premiere Global Services, Inc.
401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of the Premiere Global Services Inc. 401(k) Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United Sates of America.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007 on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia                                   /s/ Smith & Howard
June 17, 2008

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 2007 AND 2006

                                     Assets
                                                         2007           2006
                                                         ----           ----
Investments, at fair value
   Mutual Funds                                       $38,677,579    $32,595,127
   Common Trust Funds                                   4,119,689      4,383,573
   Common Stock - Premiere Global Services, Inc.        5,448,649      3,890,910
  Participant Loans                                     1,451,204      1,205,362
                                                      -----------    -----------

Net Assets Available for Plan Benefits                $49,697,121    $42,074,972
                                                      ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          YEAR ENDED DECEMBER 31, 2007

Additions to Net Assets Attributed to:
     Employer contributions                                         $ 1,943,403
     Participant contributions                                        6,117,178
     Rollover contributions                                             801,903
                                                                    -----------
                                                                      8,862,484

   Investment Income:
     Net appreciation in fair value of investments                    3,358,414
     Dividends                                                        1,564,132
     Interest on participant loans                                      101,313
                                                                    -----------
                                                                      5,023,859
                                                                    -----------

Deductions from Net Assets Attributed to:
     Net benefit payments                                            (6,264,194)
                                                                    -----------

Net Increase                                                          7,622,149

Net Assets Available for Plan Benefits at Beginning of Year          42,074,972
                                                                    -----------

Net Assets Available for Plan Benefits at End of Year               $49,697,121
                                                                    ===========

   The accompanying notes are an integral part of these financial statements.

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2007 AND 2006

1.   Plan Description

     The following description of the Premiere Global Services, Inc. 401(k) Plan (the "Plan"), provides only general information. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan administered by the 401(k) Administrative Committee, appointed by the Board of Directors of Premiere Global Services, Inc. (the "Company" or "Employer"). T. Rowe Price Trust Company was the custodian of the Plan and trustee with respect to all non-Company stock assets through March 31, 2006. Effective April 1, 2006, MetLife Retirement Plans became the new record keeper for the Plan, and Reliance Trust Company became the new trustee for the Plan. On December 9, 2006, MetLife Retirement Plans transferred the record keeping and administrative responsibilities of the Plan to Great-West Retirement Services.

     Eligibility

     All covered employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month on or following the 30-day anniversaries of their employment.

     Participant Contributions

     Participants may elect to contribute, on a pre-tax basis, up to 20% of their eligible compensation, as defined by the Plan. For 2007, the Internal Revenue Service ("IRS") tax code limit on before tax contributions was $15,500 in the aggregate. (Participants who were age 50 or older in 2007 were eligible to contribute an additional $5,000 in catch-up contributions.) Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. A participant may prospectively change the percentage of his/her contribution at any time. The change will generally be effective the next pay period.

     The following funds were offered by the Plan as of December 31, 2007:

          o    MET Aggressive Asset Allocation Portfolio
          o    MET Conservative Asset Allocation Portfolio
          o    MET Moderate Conservative Asset Allocation Portfolio
          o    MET Moderate Asset Allocation Portfolio
          o    MET Very Aggressive Asset Allocation Portfolio
          o    American Funds Europacific Growth Fund - R3
          o    Pioneer Oak Ridge Small Cap Growth - A
          o    American Beacon Small Cap Value Fund Service
          o    Pioneer Mid-Cap Value - A
          o    Alger Mid-Cap Growth Fund Institutional
          o    Davis NY Venture Fund - A
          o    American Funds Growth Fund of America - R3

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2007 AND 2006

          o    MET Series Stock Index Portfolio II
          o    Oppenheimer Value Fund - A
          o    Calvert Income Fund - A
          o    PIMCO Total Return Fund - R
          o    Premiere Global Services, Inc. Common Stock
          o    MetLife Pooled GIC

     Employer Contributions

     The Employer may contribute 100% of the participant's contribution not to exceed 3% of his/her eligible compensation ("Matching Contributions"). Matching Contributions are made in cash or in Company stock. If the Company elects to match in stock, a participant may elect, at any time after the Matching Contributions are allocated to his/her account, to redirect his/her Matching Contribution to any other investment option. The Company's 401(k) Administrative Committee, appointed by the Board of Directors, approved a Matching Contribution of $2,061,598 to the Plan for the year ended December 31, 2007. This Matching Contribution was contributed in cash net of forfeitures of $94,556, resulting in total cash Matching Contributions of $1,967,042 in 2008.

     Rollovers from Other Plans

     A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to this Plan.

     Participant Accounts

     Each participant's account is credited with the participant's contributions, allocations of the Employer Matching Contributions and his/her share of the Plan's income (loss). The Plan's income (loss) with respect to each investment fund is allocated based on the proportion that each participant's account balance invested in such fund has to the total of all participants' account balances invested in such fund.

     Vesting

     Participants are immediately vested in the value of their contributions and actual earnings thereon. Employer Matching Contributions vest according to the following schedule:

           Years of Service:         Vested Percentage
           -----------------         -----------------

           Less than one                     0%
           One                              34%
           Two                              67%
           Three or more                   100%

     Participants must be credited with a minimum of 1,000 hours of service during the Plan year to complete a year of vesting service.

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2007 AND 2006

     A participant will become fully vested in Employer Matching Contributions, regardless of length of service, in the event of death, disability, or attainment of age 65.

     Forfeited Accounts

     During 2007, $91,076 of Employer Matching Contributions was forfeited by terminating employees before those amounts became vested. In accordance with Plan provisions, cumulative forfeitures of $94,556 were used to reduce the Employer Matching Contributions paid in 2008.

     Distribution of Benefits

     Upon retirement, death, disability, or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution. This distribution will be equal to the participant's vested account balance and will be made in cash. However, if a portion of the participant's vested balance is in Company stock, the participant may elect to receive payments for that portion of his/her vested account in the form of Company stock.

     Hardship distributions are permitted if certain criteria are met, as defined by the Plan.

     Loans to Participants

     Participants may borrow the minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. The loans are secured by the balance of the participant's account and bear interest at a fixed rate over the life of the loan. The rate of interest charged is based upon the rate that one or more lending institutions would charge on a similar loan in similar circumstances. Loans are repayable through payroll deductions over periods ranging up to 60 months for a general-purpose loan and up to 10 years for the purchase of a principal residence. The interest rate is determined by the Plan administrator based on prevailing market conditions.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The accounting records of the Plan are maintained on the modified cash basis of accounting. Under the modified cash basis, receivables and accrued expenses are not recorded, and investment is stated at market value.

     Valuation of Investments

     Investments in publicly traded mutual funds are stated in the accompanying statement of net assets available for plan benefits at their fair values based on quoted market prices on national exchanges.

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2007 AND 2006

     Investment securities in general are exposed to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statement of net assets available for plan benefits.

     Net Appreciation

     Realized gains and losses on sales of investments and changes in unrealized appreciation are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation in fair value of investments.

     Administrative Expenses

     All costs and expenses incurred in connection with the general administration of the Plan, with the exception of variable asset charges imputed on certain Plan assets and certain fees associated with participant loans, are paid by the Company.

     3. Investments

     The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2007 are as follows:

                                                                         2007
                                                                         ----
           MET Aggressive Asset Allocation Portfolio                  $5,961,595
           American Funds Europacific Growth Fund - R3                 5,787,535
           Davis NY Venture Fund - A                                   3,007,095
           American Funds Growth Fund of America - R3                  3,484,230
           MET Series Stock Index Portfolio II                         9,217,182
           Premiere Global Services, Inc. Common Stock                 5,448,649
           MetLife Pooled GIC                                          4,119,689

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2007 AND 2006

     The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2006 are as follows:

                                                                         2006
                                                                         ----
           MET Aggressive Asset Allocation Portfolio                  $5,049,678
           American Funds Europacific Growth Fund - R3                 4,253,751
           American Beacon Small Cap Value Fund Service                2,732,521
           Davis NY Venture Fund - A                                   2,841,683
           American Funds Growth Fund of America - R3                  3,009,091
           Premiere Global Services, Inc. Common Stock                 3,890,910
           Premiere Global Frozen GIC                                  3,901,700
           MET Series Stock Index Portfolio II                         8,950,847

     Net appreciation in fair value of investments and dividends for the year ended December 31, 2007 is as follows:

                                                          Net
                                                      Appreciation    Dividends
                                                      ------------    ---------

           Mutual Funds                                $1,142,178     $1,564,132
           Common Trust Funds                             152,781             --
           Common Stock - Premiere Global
             Services, Inc.                             2,063,455             --
                                                       ----------     ----------
                                                       $3,358,414     $1,564,132
                                                       ==========     ==========

4.   Related Party Transactions

     On April 1, 2006, the Plan's investments included shares of mutual funds managed by MetLife Retirement Plans, who was the record-keeper for the Plan and therefore these transactions qualify as party-in-interest transactions. On December 9, 2006, MetLife Retirement Plans transferred the record keeping and administrative responsibilities of the Plan to Great-West Retirement Services.

     The Plan issues loans to participants, which are secured by the balances in the participants' accounts. These transactions qualify as party-in-interest transactions.

                   PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2007 AND 2006

5.   Tax Status

     The IRS has determined and informed the administrator, by a letter dated September 9, 2002, that the Plan as adopted was designed in accordance with applicable sections of the Internal Revenue Code ("IRC") as of that date. The administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator and the Plan's tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates. The Plan was submitted to the IRS on January 24, 2007 for a determination on whether the current Plan design is in accordance with applicable sections of the IRC.

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In the event of plan termination, participants will become fully vested in their account balances.

7.   Plan Amendments

     The Plan was amended and restated effective January 1, 2006 to bring the Plan into compliance with the requirements of laws and regulations enacted or issued prior to December 20, 2006, including but not limited to: (i) the Economic Growth and Tax Relief Reconciliation Act of 2001, and (ii) the regulations issued by the Department of Treasury under Sections 401(k) and 401(m) of the IRC, as amended on December 29, 2004.

     The Plan was amended effective April 1, 2006, to merge the Communications Network Enhancement Inc. 401(k) Plan (the "CCS Plan") with and into the Plan and to permit the transfer of any promissory notes representing outstanding participants' loans under the CCS Plan as of April 1, 2006 to the Plan trust.

                              SUPPLEMENTAL SCHEDULE

                   PREMIERE GLOBAL SERVICES, INC. 401 (K) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2007

       Issuer or Borrower                     Description of Investment                      Market**
-------------------------------    ----------------------------------------------------    -----------
   MetLife Insurance Company*      MET Aggressive Asset Allocation Portfolio               $ 5,961,595
   MetLife Insurance Company*      MET Conservative Asset Allocation Portfolio                 351,702
   MetLife Insurance Company*      MET Moderate Conservative Asset Allocation Portfolio        945,383
   MetLife Insurance Company*      MET Moderate Asset Allocation Portfolio                   1,996,864
   MetLife Insurance Company*      MET Very Aggressive Asset Allocation Portfolio              836,621
         American Funds            Europacific Growth Fund - R3                              5,787,535
            Pioneer                Oak Ridge Small Cap Growth- A                               280,452
        American Beacon            Small Cap Value Fund Service                              2,350,972
            Pioneer                Mid-Cap Value - A                                           601,473
             Alger                 Mid Cap Growth Fund Institutional                         1,443,106
             Davis                 NY Venture Fund - A                                       3,007,095
         American Funds            Growth Fund of America - R3                               3,484,230
   MetLife Insurance Company*      MET Series Stock Index Portfolio II                       9,217,182
          Oppenheimer              Value Fund - A                                              707,543
            Calvert                Income Fund - A                                             191,313
             PIMCO                 Total Return Fund - R                                     1,514,513
Premiere Global Services, Inc.*    Premiere Global Services, Inc. Common Stock               5,448,649
   MetLife Insurance Company*      MetLife Pooled GIC                                        4,119,689
       Participant Loans*          Interest rates ranging from 6.0% - 9.25%                  1,451,204
                                                                                           -----------
                                                                                           $49,697,121
                                                                                           ===========

*    Party-in-interest to the Plan as defined by ERISA.

** Cost information is not required for participant directed investments and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     PREMIERE GLOBAL SERVICES, INC.
                                     401(K) PLAN

Date:  June 24, 2008                 By:  /s/ Michael E. Havener
                                          --------------------------------------
                                          Name:  Michael E. Havener
                                          Title: Chairman of the Administrative
                                                 Committee

                                  EXHIBIT INDEX

Exhibit No.    Exhibit
-----------    -------
    23         Consent of Smith & Howard

                                                                      EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-89891 and Registration Statement No. 333-57698 of Premiere Global Services, Inc. on Form S-8 of our report dated June 17, 2008, appearing in this Annual Report on Form 11-K of Premiere Global Services, Inc. 401(k) Plan for the year ended December 31, 2007.

                                                /s/ Smith & Howard

Atlanta, GA
June 23, 2008